UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Xstelos Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

984164103
(CUSIP Number)

Jonathan M. Couchman
c/o Xstelos Holdings, Inc.
630 Fifth Avenue, Suite 2260
New York, New York 10020
(201) 934-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 984164103

1	NAME OF REPORTING PERSON JONATHAN M. COUCHMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,563,578*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 13,563,578*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,563,578*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.7%
14	TYPE OF REPORTING PERSON IN
*Includes 2,500,000 shares underlying options exercisable within 60 days of the date hereof; 415,000 and 4,138,465 shares held by Couchman Advisors, Inc. and Couchman Investments, LP, respectively. Mr. Couchman is the controlling person of both Couchman Advisors, Inc. and Couchman Investments, LP.

CUSIP NO. 984164103

1	NAME OF REPORTING PERSON COUCHMAN ADVISORS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 415,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 415,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 984164103

1	NAME OF REPORTING PERSON COUCHMAN INVESTMENTS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,138,645
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,138,645
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,138,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 984164103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.001 per share (the “Shares”), of Xstelos Holdings, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 630 Fifth Avenue, Suite 2260, New York, New York 10020.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Jonathan M. Couchman;

(ii)	Couchman Advisors, Inc., a New York S-Corp., with respect to the Shares directly and beneficially owned by it (“Couchman Advisors”);

(iii)	Couchman Investments, LP, a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it (“Couchman Investments”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of Couchman Advisors is c/o Andrew E. Goldstein, Esq., 34 Pantigo Road, East Hampton, New York, 11937.  The address of the principal office of Couchman Investments is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.  The principal business address of Mr. Couchman is c/o Xstelos Holdings, Inc., 630 Fifth Avenue, Suite 2260, New York, New York 10020.  Mr. Couchman is the sole principal and sole stockholder of Couchman Advisors.  Mr. Couchman is the sole partner of Couchman Investments and holds all membership interests therein.

(c)           The principal business of each of Couchman Advisors and Couchman Investments is acquiring, holding and disposing of investments. Mr. Couchman is the Chairman, President and Chief Executive Officer of the Issuer, which has its principal executive office at 630 Fifth Avenue, Suite 2260, New York, New York 10020.  Mr. Couchman has sole voting and investment power over Couchman Advisors and Couchman Investments’ security holdings and Mr. Couchman, in his role as sole principal and stockholder of Couchman Advisors and as sole partner of Couchman Investments controls the voting and investment decisions of Couchman Advisors and Couchman Investments.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 984164103

(f)           Mr. Couchman is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Footstar, Inc. (“Footstar”) is a public holding company that is currently winding down pursuant to a Plan of Complete Dissolution and Liquidation.

On January 19, 2012, the board of directors of Footstar approved a Plan of Reorganization pursuant to which Footstar contributed all of its assets to the Issuer.  In exchange for the contribution of all of its assets, the Issuer assumed all of Footstar’s liabilities and issued all the Shares to Footstar.

On April 26, 2012, Footstar distributed all of the Shares to holders of Footstar common stock as of April 23, 2012, the record date for the distribution, on a one for one pro rata basis (the “Distribution”). Immediately after the Distribution was completed, Footstar stockholders owned all of the outstanding Shares proportionate to their percentage ownership of Footstar shares as of the record date.

The Reporting Persons received 11,063,578 Shares in the Distribution based on the 11,063,578 shares of Footstar owned by Mr. Couchman, Couchman Advisors and Couchman Investments. Mr. Couchman was also granted options to purchase 2,500,000 Shares in the Distribution on substantially the same terms and in the same number as options he was granted in connection with his employment with the Issuer’s predecessor.

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the shares in the Issuer’s predecessor based on the Reporting Persons’ belief that such Shares, when purchased, represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 24,263,171 Shares outstanding as of April 26, 2012, which is the total number of Shares outstanding as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(3) dated April 26, 2012. The percentage ownership of common stock is determined by assuming that options that are held by a Reporting Person, but not those held by any other person, and that are exercisable within 60 days of the date hereof, have been exercised.

CUSIP NO. 984164103

(A)	Jonathan M. Couchman

(a)
As of the close of business on April 26, 2012, Mr. Couchman beneficially owns 13,563,578 Shares. Mr. Couchman’s ownership interest includes options to purchase 2,500,000 shares for $0.35 per share, granted to Mr. Couchman on April 26, 2012 and exercisable within 60 days as of the date hereof, as well as 415,000 and 4,138,465 shares held by Couchman Advisors and Couchman Investments respectively.

Percentage: Approximately 50.7%.

(b)	1. Sole power to vote or direct vote: 13,563,578.
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,563,578.
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Couchman has not entered into any transactions in the Shares during the past 60 days.

(B)	Couchman Advisors, Inc.

(a)
As of the close of business on April 26, 2012, Couchman Advisors beneficially owns 415,000 Shares.  Couchman Advisors exercises sole voting power over its Shares only and has no voting or investment authority with respect to the Shares held by Couchman Investments.

Percentage: Approximately 1.7%.

(b)	1. Sole power to vote or direct vote: 415,000.
2. Shared power to vote or direct vote: 0.
3. Sole power to dispose or direct the disposition: 415,000.
4. Shared power to dispose or direct the disposition: 0.

(c)	Couchman Advisors has not entered into any transactions in the Shares during the past 60 days.

(C)	Couchman Investments, LP

(a)
As of the close of business on April 26, 2012, Couchman Investments beneficially owns 4,138,645 Shares. Couchman Investments exercises sole voting power over its Shares only and has no voting or investment authority with respect to the Shares held by Couchman Advisors.

Percentage: Approximately 17.1%.

(b)	1. Sole power to vote or direct vote: 4,138,645.
2. Shared power to vote or direct vote: 0.
3. Sole power to dispose or direct the disposition: 4,138,645.
4. Shared power to dispose or direct the disposition: 0.

(c)	Couchman Advisors has not entered into any transactions in the Shares during the past 60 days.

(D)	No person other than Mr. Couchman is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(E)	Not applicable.

CUSIP NO. 984164103

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 26, 2012, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement

CUSIP NO. 984164103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2012
/s/ Jonathan M. Couchman
Jonathan M. Couchman

COUCHMAN ADVISORS, INC.

By:	/s/ Jonathan M. Couchman
	Name:	Jonathan M. Couchman
	Title:	Authorized Signatory

COUCHMAN INVESTMENTS, LP

By:	/s/ Jonathan M. Couchman
	Name:	Jonathan M. Couchman
	Title:	Authorized Signatory